UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING NTT DOCOMO, INC.’S ANNOUNCEMENT OF DIFFERENCES BETWEEN ITS NON-CONSOLIDATED EARNINGS FOR THE FISCAL YEARS ENDED MARCH 31, 2015 AND MARCH 31, 2014

On April 28, 2015, the registrant filed with the Tokyo Stock Exchange a notice concerning its subsidiary NTT DOCOMO, INC.’s announcement regarding the differences between its non-consolidated earnings for the fiscal years ended March 31, 2015 and March 31, 2014. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
Name:	Yasutake Horinouchi
Title:	Vice President
Investor Relations Office

Date: April 28, 2015

April 28, 2015

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

NOTICE REGARDING NTT DOCOMO, INC.’S ANNOUNCEMENT OF THE DIFFERENCES BETWEEN NON-CONSOLIDATED EARNINGS FOR THE FISCAL YEARS ENDED MARCH 31, 2015 AND MARCH 31, 2014

NTT DOCOMO, INC. (“NTT DOCOMO”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), has announced today the differences between its non-consolidated earnings for the fiscal years ended March 31, 2015 and March 31, 2014. For more details, please see the attached press release by NTT DOCOMO.

For further inquiries, please contact: Tatsuya Watanabe or Yuta Kosuge Investor Relations Office Finance and Accounting Department Nippon Telegraph and Telephone Corporation
Phone:	+81-3-6838-5481
Fax:	+81-3-6838-5499

NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

April 28, 2015

Notice Concerning Difference in Individual Financial Results (Non-consolidated Financial Results) Compared to Actual Figures for the Previous Year Results

NTT DOCOMO, INC. hereby announces that there is a difference between the individual financial results for the year ended March 31, 2015 and the actual results for the previous year (year ended March 31, 2014).

1. Difference between the non-consolidated financial results for the year ended March 31, 2015 and the actual figures for the previous year

	Operating Revenues		Operating Income		Income before Income Taxes		Net Income		Net Income Per Share
Previous year results (A) (Year ended March 31, 2014)	(millions of yen 4,432,980)		(millions of yen 853,131)		(millions of yen 899,287)		(millions of yen 483,232)		(Yen 116.53)
Actual results for this year (B) (Year ended March 31, 2015)	(millions of yen 4,285,456)		(millions of yen 619,604)		(millions of yen 608,186)		(millions of yen 359,339)		(Yen 88.99)
Change (B-A)	(millions of yen (147,523	) )	(millions of yen (233,527	) )	(millions of yen (291,100	) )	(millions of yen (123,893	) )	—
Change (%)	(3.3)		(27.4)		(32.4)		(25.6)		—

2. Reason for the difference occurring

Income before income taxes decreased due mainly to the expanded impact from the broadened uptake of the “Monthly Support” discount program and the negative impact caused by the “Kake-hodai & Pake-aeru” new billing plan in the initial phase following its launch in June 2014, in addition to a rise in expenses such as cost of equipment sold and other factors.

For further information, please contact:

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO provides innovative, convenient and secure mobile services that enable smarter living for each customer. The company serves over 65 million mobile customers in Japan via advanced wireless networks, including a nationwide LTE network and one of the world’s most progressive LTE-Advanced networks. DOCOMO is a leading developer of a 5G network that it plans to deploy by 2020, as well as network function virtualization (NFV), NFC infrastructure and services, emerging IoT solutions, and more. Outside Japan, the company is providing technical and operational expertise to seven mobile operators and other partner companies, and is contributing to the global standardization of all-new mobile technologies. DOCOMO is listed on stock exchanges in Tokyo (9437) and New York (DCM). Please visit www.nttdocomo.co.jp/english.